

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 10, 2017

Mail Stop 4561

Thomas J. Sanzone
Chief Executive Officer
Black Knight Holdco Corp.
Kirk T. Larsen
President and Chief Financial Officer
New BKH Corp.
601 Riverside Avenue
Jacksonville, FL 32204

>   **Re: Black Knight Holdco Corp.**
>   **Registration Statement on Form S-4**
>   **Filed June 13, 2017**
>   **File No. 333-218707**
>
>   **New BKH Corp.**
>   **Registration Statement on Form S-1**
>   **Filed June 21, 2017**
>   **Filed No. 333-218856**

Dear Messrs. Sanzone and Larsen:

    We have reviewed your registration statements and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter by amending your registration statements and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe amendments are appropriate, please tell us why in your response.

    After reviewing any amendments to your registration statements and the information you provide in response to these comments, we may have additional comments.

Black Knight Holdco Corp. ("New Black Knight") Registration Statement on Form S-4

Questions and Answers About the Transactions

Q. What will happen to the holders of Black Knight Class B common stock and BKFS LLC Units?, page i

1.   You disclose that the Black Knight Financial Services, Inc. ("Black Knight") Class B common stock shares held by certain affiliates of Thomas H. Lee Partners, LP ("THL Interest Holders") are not affected by the merger agreement and will be exchanged via the THL Interest Exchange Agreement. Please confirm that any resale of the securities to be issued in the THL Interest Exchange Agreement will be registered on a separate registration statement.

Q. Why is Black Knight proposing the transactions?, page ii

2.   Please revise to explain why the merger transaction would allow New Black Knight to be eligible for certain indices, such as the S&P Midcap 400 Index or S&P 500 Index.

Summary

The Companies, page 1

3.   Please consider adding a description of Black Knight Financial Services, LLC ("BKFS LLC") and the THL Interest Holders in this section.

4.   To facilitate understanding, please consider including a diagram or chart of the transactions and parties involved in an appropriate section in the forepart of your document.

Risk Factors, page 22

5.   Please add a risk factor that addresses the provisions under the Non-Competition Agreement that restrict your ability to operate in businesses that will compete with Fidelity National Financial, Inc. ("FNF") or be acquired by businesses that engage in title generation/escrow services, appraisal, or default and field services work (other than technology solutions for such services), or advise.

The Transactions

Background of the Transactions, page 45

6.   Please revise to provide the identities of the FNF representative and Black Knight board member that held initial discussions in early December 2016, and also identify the

members of FNF management that described the contemplated structure of the spin-off and mergers at the December 6, 2016 meeting with the Black Knight board.

7.   Further, please revise to describe the substance of the discussion the Black Knight directors undertook prior to voting to approve the contemplated distribution of Class B shares and the issuance of a press release on December 7, 2016.

8.   Please revise to describe the financial analyses of the proposed transaction provided by Goldman Sachs on June 7, 2017, briefly mentioned on page 54. Also, please describe any financial projections or information provided to Goldman Sachs by either Black Knight or FNF management. To the extent that Goldman Sachs provided an opinion or report, please provide the disclosure required by Item 1015 of Regulation M-A and file the opinion or report as an exhibit, as required by Item 21(c) of Form S-4.

Recommendation of the Black Knight Special Committee, page 55

9.   Please clarify why the Black Knight Special Committee believed the transactions would provide a more effective tool for management compensation, as noted in the last bullet point on page 56.

Share Repurchase Program, page 121

10.   Please clarify how the spin-off and merger transactions will affect your three-year share repurchase program, which involves the repurchase by Black Knight of up to 10 million shares of Class A common stock.

Review, Approval or Ratification of Transactions with Related Persons, page 137

11.   On page 173, you disclose that your charter does not prohibit you from pursuing corporate opportunities involving FNF or the THL Interested Holders that are affiliated with your directors. Please revise this section to clarify how you will approve potential related party corporate opportunities involving entities affiliated with your directors, including FNF and the THL Interested Holders.

Compensation of Executive Officers / Compensation Arrangements, page 138

12.   Where appropriate, please explain how the merger transactions will affect your executive compensation agreements and plans. For example, please clarify whether the mergers would constitute a change of control transaction that would vest outstanding long-term equity incentive awards.

New BKH Corp. Registration Statement on Form S-1

13.   Please revise the New BKH Corp. registration statement on Form S-1 in accordance with the above comments, as applicable.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of your registration statements.

        You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 or Craig D. Wilson, Senior Assistant Chief Accountant, at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Attorney-Advisor, at (202) 551-3297 or me at (202) 551-3457 with any other questions.

Sincerely,

/s/ Craig D. Wilson *for*

Maryse Mills-Apenteng
Special Counsel
Office of Information Technologies
and Services

cc: Michael J. Aiello, Esq.
        Weil, Gotshal & Manges LLP

        Michael L. Gravelle, Esq.
        Black Knight Financial Services, Inc.